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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Years ended
	2001	2000
Income (loss) before extraordinary item	$(49,944)	$196,478
Add: fixed charges, net capitalized interest	17,992	17,750

Earnings (loss) before fixed charges	$(31,952)	$214,228

Fixed charges:
Interest expense including amortization of debt issuance costs	$17,992	$17,750
Capitalized interest	448	193

Total fixed charges	18,440	17,943

Ratio of earnings to fixed charges	— (1)	12.1

(1)
For the year ended 2001, the Company had a deficiency of earnings compared to its fixed charges of $50,392.

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  Exhibit 12.1